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18001665

SECURITIES AND EXCHANGE COMMISSION

SEC
Mail Processing
Section
FEB 28 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swartwood Hesse, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz, LLP
(Name - *if individual, state last, first, middle name)*

595 Stewart Avenue, Suite 420	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swartwood Hesse, Inc. as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Kevin Richardson
Notary Public

KEVIN A RICHARDSON
Notary Public – State of New York
NO. 01RI6368709
Qualified in Kings County
My Commission Expires Dec 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [x] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SWARTWOOD HESSE, INC.

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

SWARTWOOD HESSE, INC.

December 31, 2017

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Swartwood Hesse, Inc.'s management. Our responsibility is to express an opinion on Swartwood Hesse, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Swartwood Hesse, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 10 through 12 has been subjected to audit procedures performed in conjunction with the audit of Swartwood Hesse, Inc.'s financial statements. The supplemental information is the responsibility of Swartwood Hesse, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10 through 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz, LLP

We have served as Swartwood Hesse, Inc.'s auditor since 1997.

Garden City, New York

February 23, 2018

SWARTWOOD HESSE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017
Assets

Cash	$	9,202
Commission receivable		1,563
Other assets		4,202
Total assets	$	14,967

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,000
Total liabilities		4,000
Stockholders' Equity:		
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding		436
Additional paid-in capital		775,574
Accumulated deficit		(765,043)
Total stockholders' equity		10,967
Total liabilities and stockholders' equity	$	14,967

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2017

Revenues:		
Commission income	$ 8,007	
Total revenues		$ 8,007
Expenses:		
Consulting	3,950	
Professional fees	21,531	
Regulatory expenses and dues	2,572	
Telephone and internet	3,526	
Utilities	2,879	
Other operating expenses	3,409	
Total expenses		37,867
Loss before provision for income taxes		(29,860)
Provision for income taxes		50
Net Loss		$ (29,910)

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2017

Balance	Shares	$0.01 par value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
January 1, 2017	43,624	$ 436	$ 747,710	$ (735,133)	$ 13,013
Net loss			-	(29,910)	(29,910)
Cash contributions			17,000	-	17,000
Non-cash contributions			10,864	-	10,864
Balance - December 31, 2017	43,624	$ 436	$ 775,574	$ (765,043)	$ 10,967

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (29,910)
Adjustments to reconcile net loss to net cash	
(used in) operating activities:	
Non-cash contributions	10,864
Changes in assets and liabilities:	
Increase in commission receivable	(704)
Increase in other assets	(3,471)
Increase in accounts payable and accrued expenses	(2,688)
Total adjustments	4,001
Net cash (used in) operating activities	(25,909)
Cash flows from financing activities:	
Additional capital contributions	17,000
Net cash provided by financing activities	17,000
Net decrease in cash	(8,909)
Cash - beginning of year	18,111
Cash - end of year	$ 9,202

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 1 - Organization:

Swartwood Hesse, Inc. (Company) was incorporated in the State of New York on January 1, 1981. The Company is engaged in securities trading and investment banking.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On or about January 12, 2016, the Company notified FINRA of the sale of 24.9% of the common stock owned by the principal shareholder to an unrelated third party.

Note 2 - Significant Accounting Policies:

Commissions:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Equipment:

Equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Note 2 – Significant Accounting Policies (continued):

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurements date.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Note 2 – Significant Accounting Policies (continued):

The table below shows the Company's fair value hierarchy at December 31, 2017

	Level 1
Cash	$ 9,202
	$ 9,202

The Company does not have any other financial assets or liabilities that are measured at fair value.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3 – Equipment:

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 yrs.
Less: Accumulated depreciation	2,374	
	$ -0-	

Note 4 – Related Party Transactions:

The Company received capital contributions in cash totaling $17,000 at various dates for the year ended December 31, 2017 from its stockholders. For the year ended December 31, 2017 the minority stockholder incurred expenses of $10,864 on behalf of the Company. In lieu of reimbursement of these expenses, the Company recorded these transactions as non-cash capital contributions.

Note 5 – Income Taxes:

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, **Income Taxes.** Under that guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The years open for tax examination are 2014 and subsequent. The provision for income taxes amounted to $50 which includes federal, state and local corporate taxes.

Note 6 – Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 based on paragraph (k)(2)(i) as it does not maintain customer's accounts and operates on a fully disclosed basis.

Note 7 - Net Capital Requirements:

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c-3-1). This rule requires a maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn if the resulting net capital would exceed 10 to 1. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2017, the Company's regulatory net capital was $6,148 which was $1,148 in excess of its minimum requirement of $5,000 under SEC Rule 15c-3-1.

Note 8 – Subsequent Events:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2018, the date the financial statements were available to be issued.

SWARTWOOD HESSE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2017

Net Capital

Total stockholder's equity	$	10,967
Deductions and/or charges:		
Non-allowable asset - receivables over 30 days		617
Non-allowable asset - FINRA CRD balance		4,202
Net capital before haircuts on securities positions		6,148
Haircut on securities		-
Net capital	$	6,148
Minimum net capital	$	5,000
Excess net capital	$	1,148
Aggregate indebtedness	$	4,000
Ratio of aggregate indebtedness to net capital ($4,000/$6,148)		65.06%

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2017

Net Capital per unaudited focus report	$	7,716
Net Capital per audited focus report	$	6,148
Difference due to year-end adjustments as follows	$	1,568
Increase in expense accruals	$	2,626
Non-cash capital contribution - minority stockholder		(1,058)
Total	$	1,568

SWARTWOOD HESSE, INC.

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Computation for Determination of Reserve Requirements and
Information Relating to Possession and Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Swartwood Hesse, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Swartwood Hesse, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("exemption provision") and (2) Swartwood Hesse, Inc. stated that Swartwood Hesse, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Swartwood Hesse, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Swartwood Hesse, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 23, 2018

SWARTWOOD HESSE, INC.

Rule 15c3-3 Exemption Report

December 31, 2017

Swartwood Hesse, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) as of December 31, 2017 and has done so throughout the fiscal year ended December 31, 2017.

Swartwood Hesse, Inc.

I, Seth Moskowitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________.

Title: Chief Executive Officer

February 23, 2018